UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Santander Holdings USA, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
75 State Street
Address of Principal Executive Office (Street and Number)
Boston, Massachusetts, 02109
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Santander Holdings USA, Inc. (the “Company”) is delaying the filing of its Annual Report on Form 10-K for the Company’s fiscal year ended December 31, 2015 (the “Form 10-K”); the Company’s financial statements have not yet been completed because Santander Consumer USA Holdings Inc. (“SC”), a majority-owned subsidiary of the Company that is consolidated in the Company’s financial statements, filed its Annual report on Form 10-K for SC’s fiscal year ended December 31, 2015 today.  As part of a review of the Company’s and SC’s filings by the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance, the Company and SC received comment letters on their periodic reports on Form 10-K for the fiscal year ended December 31, 2014 and for the quarters ended September 30, 2015. The SC comment letter addressed accounting for credit loss allowance on retail installment contracts and troubled debt restructuring (“TDR”) impairment and related disclosures (collectively, the “SC Matters”). These items impact the Company’s Form 10-K filing as a result of its consolidation of SC.  The Company continues to discuss the SC Matters and the impact on its consolidation of SC with the SEC and the Company’s independent registered public accounting firm and will file the Form 10-K as soon as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gerald P. Plush	(617)	646-2528
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Santander Holdings USA, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2016	By: /s/ Gerald P. Plush Name: Gerald P. Plush Senior Executive Vice President Title: Chief Financial Officer